12013049

AB 3/28

*AB 3/8

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 29 2012

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-66136~~ 8-65441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Auriga USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 9th Floor
(No. and Street)

New York,	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Motch (646) 998-6454
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

3/16

I, Arthur Motch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA, LLC, as of, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN E ROCKWELL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02RO6236636
Qualified in New York County
Commission Expires February 28, 2015

Signature

FINOP
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

AURIGA USA, LLC
(A Wholly-Owned Subsidiary of Auriga Services LLC)

December 31, 2011

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

AURIGA USA, LLC

(A Wholly-Owned Subsidiary of Auriga Services LLC)

December 31, 2011

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

AURIGA USA, LLC

(A wholly owned subsidiary of Auriga Services LLC)

December 31, 2011

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Auriga USA, LLC

We have audited the accompanying statement of financial condition of Auriga USA, LLC (a wholly owned subsidiary of Auriga Services LLC) (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auriga USA, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2012

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services LLC)
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 5,760,854
Receivable from broker	593,720
Due from parent and affiliates	-
Fixed assets, net of depreciation and amortization	75,860
Other assets	133,525
Total assets	$ 6,563,959

LIABILITIES AND MEMBER'S EQUITY

Due to parent	$ 365,984
Commissions payable	434,651
Accounts payable and accrued expenses	118,995
Total liabilities	919,630
Member's equity	5,644,329
Total liabilities and member's equity	$ 6,563,959

The accompanying notes are an integral part of this statement of financial condition.

1. ORGANIZATION

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services LLC (the "Parent"), a New York limited liability company.

In February 2010, Auriga Securities SV S.A. ("Auriga SV") entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), as the parent company at the time, with Xzerta Holdings LLC to facilitate the combination of the operations of Xzerta LLC and the Company. Pursuant to the Agreements, Auriga SV, as sole member, contributed all outstanding LLC interest in the Company to the Parent, Auriga Services, LLC. The transaction results in Services becoming the sole member of the Company.

The Company generates revenue by providing trading and brokerage services for fixed income and equity securities to customers and execution services for institutional accounts. In addition, the Company generates commission fees by providing equity research reports for institutional investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The statement of the financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing the statement of financial condition in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

As of December 31, 2011, the Company did not have any amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in non-interest bearing accounts at HSBC Bank N.A. Currently, the FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is unlimited as of December 31, 2011.

Marketing

All costs associated with advertising and marketing are expensed as incurred.

Depreciation

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight line method over the economic life of the improvement or the term of the lease, whichever is shorter.

Income Taxes

The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes.

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2011, the Company had a UBT net loss carryover of approximately $8.3 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $331,328. At the present time, the Company believes it is more likely that not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a reserve for uncertain tax positions of $331,328 on the deferred tax asset, so that no deferred tax asset has been reflected in the statement of financial condition.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.

The Company has reviewed the tax positions and determined that the implementation did not have a material impact on the Company's statement of financial condition or require additional disclosure.

The UBT net loss carryover expires in the year 2028.

3. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2011, the Company has no financial assets or liabilities measured and reported at fair value.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2011, the Company had net capital of $5,434,944, which was $5,334,944 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.2 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not regularly trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

5. FIXED ASSETS

Fixed assets consist of the following:

	Basis	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$ 185,824	$ (151,269)	$ 34,555
Leasehold improvements	182,789	(182,789)	-
Furniture and equipment	134,809	(93,504)	41,305
	$ 503,422	$ (427,562)	$ 75,860

6. RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company.

As of December 31, 2011, $365,984 remained due to the Parent. In addition, for the year ended December 31, 2011, the Company received approximately $5.1 million of capital contributions from the Parent.

Transactions with Auriga Trading LLC

The Company provides support services, including but not limited to, accounting, legal and general office support to Auriga Trading LLC, an affiliate. For the year ended December 31, 2011, the Company was due approximately $600 for these services.

7. LEASES

The Company leased office space in New York, NY under an operating leases extension that expired June 2011. In June 2011, the Company relocated its offices to 546 Fifth Avenue, New York, New York, an office space leased by Auriga Holdings, LLC. Subsequently, the allocation of rent was included in the expense sharing agreement with its Parent, a 100% owned subsidiary of Auriga Holdings LLC. Additionally, the Company had leased office space in San Francisco, California. The lease ended on May 31, 2011.

8. TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

9. CONCENTRATION RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

10. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its financial position.

11. SUBSEQUENT EVENTS

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2012, the date the Company's statement of financial condition is available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's statement of financial condition.

Grant Thornton